UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

LifeLock, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

53224V 10 0

(CUSIP Number)

Scott C. Taylor

Executive Vice President,

General Counsel and Secretary

Symantec Corporation

350 Ellis Street

Mountain View, CA 94043

(650) 527-8000

with a copy to:

Douglas N. Cogen, Esq.

David K. Michaels, Esq.

Fenwick & West LLP

Silicon Valley Center

801 California Street

Mountain View, CA 94041

(650) 988-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 53224V 10 0	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Symantec Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,521,303*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,521,303*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,521,303*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.36%*
14	TYPE OF REPORTING PERSON (See Instructions) CO
*	As more fully described in the responses to Items 3 through 6 of this Schedule 13D, pursuant to the Support Agreements (as defined in Item 3), based on 101,684,045shares of Common Stock outstanding as of November 20, 2016, the Reporting Person may be deemed to have beneficial ownership of 9,521,303 shares of Common Stock, which is equal to 9.36% of the voting power of issued and outstanding shares of Common Stock as of November 20, 2016. The Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock covered by the Support Agreements.

SCHEDULE 13D

CUSIP No. 53224V 10 0	Page 3 of 6 Pages

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of LifeLock, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 60 East Rio Salado Parkway, Suite 400, Tempe, AZ 85281.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Symantec Corporation, a Delaware corporation (“Symantec”). Symantec’s principal business office is located at 350 Ellis Street, Mountain View, CA 94043.

The principal business of Symantec is to provide cybersecurity solutions to individuals and businesses.

Set forth on Annex A to this Schedule 13D, and incorporated herein by reference, is a list of the executive officers and directors of Symantec that contains the following information with respect to each such person: (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of the corporation or other organization in which such employment is conducted, and (d) citizenship.

During the last five years, neither Symantec nor, to the best of Symantec’s knowledge, any of the persons listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 20, 2016, Symantec, L1116 Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Symantec (“Merger Sub”), and the Issuer, entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation (the “Surviving Corporation”) and as a wholly owned subsidiary of Symantec.

In connection with the execution of the Merger Agreement, Symantec entered into support agreements (the “Support Agreements”) with each of Hilary Schneider, Todd Davis, Bessemer Venture Partners and David Cowan (each a “Stockholder” and together, the “Stockholders”). The Support Agreements provide that, among other things, the signatories thereto will generally vote their shares of Common Stock in favor of adoption of the Merger Agreement. The Support Agreements terminate on the earlier of the termination of the Merger Agreement in accordance with its terms and the effective time of the Merger.

Shared voting power and shared dispositive power with respect to the Common Stock owned by each Stockholder may be deemed to have been acquired by Symantec through execution of the Support Agreements. Neither Symantec nor, to the best of Symantec’s knowledge, any of the persons listed in Annex A has expended any funds in connection with the execution of the Support Agreements. To the best of Symantec’s knowledge, no Stockholder was paid consideration in connection with such Stockholder’s execution of the Support Agreements. The Stockholders will receive the same consideration per share of Common Stock as other stockholders receive pursuant to the terms of the Merger Agreement. In connection with the execution of the Merger Agreement, on November 20, 2016, Symantec entered into a commitment and engagement letter with Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Bank PLC, Citigroup Global Market Inc., JPMorgan Chase Bank, N.A., Wells Fargo Bank, N.A. and Wells Fargo Securities, LLC (together, the “Commitment Parties”), pursuant to which, among other things, the Commitment Parties committed to provide a senior bridge loan facility in an aggregate amount of $750 million to fund in part the consideration per share of Common Stock to be paid pursuant to the terms of the Merger Agreement.

Annex B hereto contains the number of shares of Common Stock beneficially held by each Stockholder.

The descriptions of the Merger Agreement and the form of Support Agreement contained in this Schedule 13D do not purport to be complete and are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibit 1.01 and 1.02 hereto, respectively.

SCHEDULE 13D

CUSIP No. 53224V 10 0	Page 4 of 6 Pages

Item 4.	Purpose of Transaction.

Item 3 is incorporated by reference in this Item 4 as if fully set forth herein.

As described in Item 3 above, this Schedule 13D relates to the proposed Merger involving the Issuer and Symantec pursuant to the terms of the Merger Agreement. To induce Symantec to enter into the Merger Agreement, each of the Stockholders entered into a Support Agreement. The purpose of the Support Agreements is to facilitate the consummation of the Merger.

Pursuant to the terms of the Merger Agreement and subject to the conditions therein, at the effective time of the Merger, each share of Common Stock issued and outstanding as of immediately prior to the effective time (other than shares held by (1) Symantec, Merger Sub, the Issuer (including shares held in treasury) or their respective subsidiaries; and (2) Issuer stockholders who have properly and validly exercised and perfected appraisal rights under Delaware law) will be cancelled and automatically converted into the right to receive cash in an amount equal to $24.00, without interest thereon (the “Per Share Amount”). In addition, subject to certain exceptions, unvested option awards and unvested restricted stock unit awards of the Issuer will be converted (pursuant to an exchange ratio determined based on Symantec’s stock price at closing) into corresponding awards that are subject to shares of Symantec common stock, on generally the same terms and conditions as such unvested award of the Issuer. All shares of Common Stock underlying vested option awards and vested restricted stock unit awards will be converted into the right to receive the Per Share Amount (or, in the case of a vested option award, the spread between the Per Share Amount and the applicable exercise price).

Consummation of the Merger is subject to certain conditions, including (1) the receipt of the necessary approval from the Issuer’s stockholders; (2) the expiration or termination of any waiting periods under the Hart-Scott-Rodino Act; and (3) the absence of any law or order restraining, enjoining or otherwise prohibiting consummation of the Merger. Each of Symantec’s and the Issuer’s obligation to consummate the Merger is also subject to certain additional customary conditions, including (1) subject to specific standards, the accuracy of the representations and warranties of the other party; (2) performance in all material respects by the other party of its obligations under the Merger Agreement; and (3) in the case of Symantec only, the absence of a material adverse effect with respect to the Issuer.

The Merger Agreement provides that the parties thereto will take all necessary actions so that at the effective time of the Merger, the initial officers and directors of the Surviving Corporation will be the officers and directors of Merger Sub as of immediately prior to the effective time of the Merger, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly appointed (or in the case of directors, duly elected or appointed and qualified).

In addition, the Merger Agreement provides that: (1) the certificate of incorporation will be amended and restated in its entirety to read substantially identically to the certificate of incorporation of Merger Sub as in effect immediately prior to the effective time of the Merger, and such amended and restated certificate of incorporation will become the certificate of incorporation of the Surviving Corporation (except that at the effective time of the Merger the certificate of incorporation of the Surviving Corporation will be amended so that the name of the Surviving Corporation will be “LifeLock, Inc.”); and (2) the bylaws of Merger Sub, as in effect immediately prior to the effective time of the Merger, will be the bylaws of the Surviving Corporation.

As promptly as practicable after the effective time of the Merger, the Common Stock shall (a) be delisted from the New York Stock Exchange and (b) deregistered under the Act. As a result, there will be no public market for such shares and the Issuer’s reporting obligations under the Act will be suspended and/or terminated.

Except as set forth in this Schedule 13D and in connection with the Merger described above, neither Symantec nor, to the best of Symantec’s knowledge, any of the persons listed in Annex A has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The responses of Symantec to rows (7) through (13) of the cover page to this Schedule 13D and Item 3 are incorporated by reference in this Item 5 as if fully set forth herein.

(a)-(b) Other than those shares of Common Stock that may be deemed to be beneficially owned by Symantec in connection with the Support Agreements, Symantec has not acquired and does not beneficially own any shares of Common Stock. Symantec is not entitled to any rights as a stockholder of the Issuer as to the shares of Common Stock covered by the Support Agreements, except as expressly provided in the Support Agreements. This Schedule 13D shall not be construed as an admission by Symantec that Symantec is, for the purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owner of any shares of Common Stock.

Except as set forth in this Schedule 13D, neither Symantec nor, to the best of Symantec’s knowledge, any of the persons listed in Annex A beneficially owns any shares of Common Stock or has the right to acquire any shares of Common Stock.

Set forth on Annex B to this Schedule 13D, and incorporated herein by reference, is, to the best of Symantec’s knowledge, the information required by Item 2 of Schedule 13D for each of the Stockholders with whom Symantec may be deemed to have shared voting power with respect to the shares of Common Stock beneficially owned by such Stockholders. Annex B does not include 1,234,496 shares of Common Stock that are not exercisable or subject to settlement within 60 days of November 20, 2016. As and to the extent such shares become exercisable or subject to settlement within 60 days, Symantec may be deemed to have shared voting power in respect of such shares pursuant to the Support Agreements.

(c) Except as set forth in this Item 5, neither Symantec nor, to the best of Symantec’s knowledge, any of the persons listed in Annex A has effected any transactions in the shares of Common Stock during the past sixty (60) days.

(d) To the best of Symantec’s knowledge, no person (other than the Stockholders) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

SCHEDULE 13D

CUSIP No. 53224V 10 0	Page 5 of 6 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 3 and Item 4 are incorporated by reference in this Item 6 as if fully set forth herein.

Except as set forth in this Schedule 13D, to the best of Symantec’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among Symantec or any of the persons listed in Annex A, or between such persons and any person with respect to any securities of the Issuer (including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements), including, but not limited to, transfer or voting of any of the shares of Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Name

1.01	Agreement and Plan of Merger, dated as of November 20, 2016, by and among Symantec Corporation, L1116 Merger Sub, Inc. and LifeLock, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by LifeLock with the SEC on November 21, 2016).

1.02	Form of Support Agreement (incorporated by reference to Exhibit 2.02 to the Current Report on Form 8-K filed by Symantec Corporation with the SEC on November 21, 2016).

SCHEDULE 13D

CUSIP No. 53224V 10 0	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: November 30, 2016

SYMANTEC CORPORATION

By:	/s/ Scott C. Taylor
Name: Scott C. Taylor Title: Executive Vice President, General Counsel and Secretary

ANNEX A

Executive Officers and Directors of Symantec

The following sets forth the (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of the corporation or other organization in which such employment is conducted, and (d) citizenship of each of the executive officers and directors of Symantec. Unless otherwise indicated, (x) the executive officer’s or director’s business address is located at 350 Ellis Street, Mountain View, CA 94043, (y) the name, principal business and address of the corporation or other organization in which an executive officer’s or director’s employment is conducted refers to Symantec as described in Symantec’s response to Item 2 of this Schedule 13D, which is incorporated herein by reference, and (z) unless otherwise indicated, the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation or Employment & Name, Principal Business and Address of the Corporation or Organization in which Conducted

Board of Directors

Gregory S. Clark	Chief Executive Officer, Symantec Corporation

Frank E. Dangeard*	Managing Partner, Harcourt c/o Symantec Corporation, 350 Ellis Street, Mountain View, CA 94043

Kenneth Y. Hao	Managing Partner, Silver Lake 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025

David W. Humphrey	Managing Director, Bain Capital John Hancock Tower, 200 Clarendon Street, Boston MA 02116

Geraldine B Laybourne	Chairman of the Board, Katapult Studio 29 Little West 12th Street, Lower Manhattan, NY, 10014

David L. Mahoney	Director, Symantec Corporation

Robert S. Miller	President and Chief Executive Officer, International Automotive Components Group 28333 Telegraph Road, Southfield, MI 48034

Anita M. Sands	Director, Symantec Corporation

Daniel H. Schulman	President and Chief Executive Officer, PayPal Holdings, Inc. 2211 North First Street San Jose, CA 95131

V. Paul Unruh	Director, Symantec Corporation

Suzanne M. Vautrinot	President, Kilovolt Consulting, Inc, c/o Symantec Corporation, 350 Ellis Street, Mountain View, CA 94043

Executive Officers

Gregory S. Clark	Chief Executive Officer

Amy L. Cappellanti-Wolf	Senior Vice President and Chief Human Resources Officer

Michael D. Fey	President and Chief Operating Officer

Mark. S. Garfield	Senior Vice President and Chief Accounting Officer

Nicholas R. Noviello	Executive Vice President and Chief Integration Officer

Francis C. Rosch	Executive Vice President, Norton Business Unit

Thomas J. Seifert	Executive Vice President and Chief Financial Officer

Scott C. Taylor	Executive Vice President, General Counsel and Secretary

*Mr. Dangeard is a citizen of France

ANNEX B

Stockholders

Stockholder	Shares		Stock Options(1)	Restricted Stock Units(1)
Bessemer Venture Partners	5,540,485		—	—
David Cowen	578,802	(2)	47,000	—
Todd Davis	744,014		1,360,040	22,359
Hilary A. Schneider	406,091		803,653	18,859

(1) These columns collectively exclude 1,234,496 shares of Common Stock that are not exercisable or subject to settlement within 60 days of November 20, 2016.

(2) Excludes 5,540,485 shares held by Bessemer Venture Partners.